December 13, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Edwin Kim

Re:	Respect Your Universe, Inc.
Amendment No. 5 for Registration Statement on Form S-1
File No. 333-166171
Filed November 9, 2010

Ladies and Gentlemen:

This letter sets forth the responses of Respect Your Universe, Inc. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of November 26, 2010.

Responses:

1.
The Description of Business has been revised to disclose the fact that our test run sales of t-shirts were sold at approximately $5 per unit, which represents a deep discount off of our planned retail price of $28 per t-shirt.

2.	Our financial statements have been updated in accordance with Rule 8-08 of Regulation S-X and we have provided an updated consent from our independent registered public accounting firm.

3.
On November 28, 2010 the Company and Kristian Andresen entered into a loan extension agreement whereby the $20,000 loan’s maturity date has been extended to June 1, 2011. A copy of the loan extension agreement has been filed as exhibit 10.4 to our amended registration statement.  In addition, in the section Related Transactions we discuss the loan extension, and the section Liquidity and Capital Resources cross-references such section.

           Very Truly Yours,

/s/ Kristian Andresen
Kristian Andresen
Chief Executive Officer
Respect Your Universe, Inc.